MVP Kids Media, Inc



ANNUAL REPORT

650 E Redwood Place, Suite 3

Chandler, AZ 85286

0

MVPKids.com

This Annual Report is dated April 27, 2023.

BUSINESS

Kids are in crisis! Mental health is parents' number one concern for their children. In 2021, the US Surgeon General declared youth mental health as a public health crisis.

MVP Kids creates a safe space where kids will laugh and learn through powerful storytelling; and where parents and educators are equipped to support kids mental health advocacy, and to mentor and inspire them on their journey to character and virtue.

MVP Kids Media, LLC was formed on May 27, 2016 as an Arizona company. On October 4, 2022, MVP Kids Media, LLC converted to MVP Kids Media, Inc., a Delaware C-Corporation.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $805,000.00

Number of Securities Sold: 161,000

Use of proceeds: The use of proceeds was for working capital, product development, and marketing.

Date: November 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $125,000.00

Use of proceeds: The use of proceeds was for working capital, product development, and marketing.

Date: April 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: The use of proceeds was for working capital, product development, and marketing.

Date: July 01, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Revenue for fiscal year 2021 was $249,573 compared to $261,375 in fiscal year 2022.

Cost of sales

Cost of Sales for fiscal year 2021 was $94,589 compared to $104,731 in fiscal year 2022.

The increase in Cost of Sales resulted from our growth in sales.

Gross margins

Gross margins for fiscal year 2021 were $154,984 compared to $156,644 in fiscal year 2022.

The increase in gross margin increased as a result of increased sales.

Expenses

Expenses for fiscal year 2021 were $514,779 compared to $471,993 in fiscal year 2022.

The key factor in the decrease in expenses was the reduction in new product development costs as our key library and curriculum were developed and we are now incrementally introducing new products.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of expected sales growth and the expected addition of future television revenues. Past cash was generated through a combination of sales and equity infusion. Our goal is to create positive cash from sales by increasing sales as we invest in marketing and awareness campaigns with the capital generated by this offering. We also expect over time to generate additional revenue through our television shows.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $9,734.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $26,700.00

Interest Rate: 3.75%

Maturity Date: May 01, 2050

In 2020, the Company received a $26,700 SBA loan with a 3.75% interest rate to be repaid on a monthly basis beginning October 2023 with a maturity date of May 2050. The remaining balance of this loan is $26,700 as of December 31, 2021.

Creditor: Payroll Protection Plan

Amount Owed: $55,411.00

Interest Rate: 1.0%

Maturity Date: January 31, 2027

In 2020, The Company received $124,577 of Payroll Protection Plan funds, of which $76,253 were later deemed by the SBA to be non-forgivable. The interest rate on this debt is 1.0% with payments beginning during 2022 based on a 60-month maturity. The remaining balance of this loan is $57,334 as of December 31, 2022.

Creditor: Rich Fairservis Convertible Bridge Loan

Amount Owed: $125,000.00

Interest Rate: 5.0%

Maturity Date: January 1, 2024

Convertible bridge loan matures on January 1, 2024, with a 5% interest rate compounded monthly. It is convertible into future rounds at a 20% discount, will receive an additional 12,500 Class C common shares.

Creditor: Rich Fairservis Convertible Bridge Loan

Amount Owed: $50,000.00

Interest Rate: 10.0%

Maturity Date: January 01, 2024

Convertible bridge loan matures January 1, 2024, with a 10% interest rate compounded monthly. It is convertible into future rounds at a 20% discount.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

No changes

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Voting Common Stock

Stockholder Name: Mel Sauder

Amount and nature of Beneficial ownership: 300,000

Percent of class: 33.56

Title of class: Class A Voting Common Stock

Stockholder Name: Mel Sauder

Amount and nature of Beneficial ownership: 500,000

Percent of class: 100.00

Title of class: Class C Non-Voting Common Stock

Stockholder Name: Mel Sauder

Amount and nature of Beneficial ownership: 310,400

Percent of class: 30.85

RELATED PARTY TRANSACTIONS

Name of Entity: Mel Sauder

Relationship to Company: Director

Nature / amount of interest in the transaction: The CEO has loaned the Company money on occasion to keep the Company moving forward.

Material Terms: The net amount that the Company owed the CEO as of 12/31/21 was $12,875 and as of 12/31/22 was $64,417.

Name of Entity: MVPK Intangible Properties, LLC

Names of 20% owners: Mel Sauder

Relationship to Company: The Company pays MVPK Intangible Properties, LLC a 6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products

Nature / amount of interest in the transaction: MVPK Intangible Properties, LLC is a separate entity and is owned by many of the same shareholders as the Company. The majority control of MVPK Intangible Properties, LLC is held by the CEO, Mel Sauder.

Material Terms: The Company pays MVPK Intangible Properties, LLC a 6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products.

OUR SECURITIES

The company has authorized Class A Voting Common Stock, Class B Voting Common Stock, Class C Non-Voting Common Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Class C Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 500,000 with a total of 500,000 outstanding.

Voting Rights

Two votes per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 894,000 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class B Voting Common Stock.

Class C Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 1,006,000 outstanding.

Voting Rights

There are no voting rights associated with Class C Non-Voting Common Stock.

Material Rights

Except as otherwise required by the General Corporation Law of Delaware, holders of Class C Non-Voting Common stock shall have no voting power, and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the corporation.

Convertible Note

The security is convertible into future rounds and the terms of the Convertible Note are outlined below:

Amount outstanding: $125,000.00

Maturity Date: January 1, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing

Material Rights

The Company received a convertible $125,000 bridge loan in April 2022. The April loan matures on January 1, 2024, with a 5% interest rate compounded monthly. It is convertible into future rounds at a 20% premium, will receive an additional 12,500 Class C common shares.

Convertible Note

The security will convert into future rounds and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00

Maturity Date: January 1, 2024

Interest Rate: 10.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing

Material Rights

The Company received a $50,000 convertible bridge loan in July 2022 from one of its shareholders. The July loan matures January 1, 2024, with a 10% interest rate compounded monthly. It is convertible into future rounds at a 20% premium.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

No changes

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

MVP Kids Media, Inc

By   /s/ *Mel Sauder*

   Name: MVP Kids Media, Inc.

   Title: President

Exhibit A

FINANCIAL STATEMENTS

MVP KIDS MEDIA, INC.

Index to December 31, 2021 and 2022 Financial Statements

(unaudited)

Statement of Financial Position

	As of December 31	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,734	9,854
Accounts Receivable	135,113	15,872
Inventory	452,235	405,005
Total Current Assets	597,082	430,731
Non-Current Assets		
Furniture, Equipment, and Leasehold Improvements,		
Net of Accumulated Depreciation	82,410	18,381
Security Deposits	8,659	9,895
Total Non-Current Assets	91,069	28,276
TOTAL ASSETS	688,151	459,007
LIABILITIES AND EQUITY		
LIABILITIES		
Current Liabilities		
Accounts Payable	295,356	166,483
Accounts Payable - Related Party	64,417	12,875
Accrued Interest	9,930	2,721
Accrued Expenses	260,887	76,259
Total Current Liabilities	630,590	258,338
Long-Term Liabilities		
Convertible Debt	175,000	-
PPP Loan	57,334	73,272
SBA Loan	26,700	26,700
Total Long-Term Liabilities	259,034	99,972
TOTAL LIABILITIES	889,624	358,310
EQUITY		
Capital Invested	1,720,100	1,650,100
Additional Paid-In Capital	(32,355)	-
Accumulated Deficit	(1,889,218)	(1,549,403)
Total Equity	(201,473)	100,697
TOTAL LIABILITIES AND EQUITY	688,151	459,007

Statement of Operations

	As of December 31	
	2022	2021
Revenue	261,375	249,573
Cost of Revenue	104,731	94,589
Gross Profit	156,644	154,984
Operating Expenses		
Advertising and Marketing	155,140	147,888
General and Administrative	132,260	183,892
Research and Development	136,674	167,533
Depreciation	14,869	245
Warehouse Distribution	33,050	14,884
Total Operating Expenses	471,993	514,442
Operating Income (Loss)	(315,349)	(359,458)
Other Income		
Other	1,446	96,492
Total Other Income	1,446	96,492
Other Expense		
Interest Expense	25,912	10,511
Total Other Expense	25,912	10,511
Provision for Income Tax	-	-
Net Income (Loss)	(339,815)	(273,477)

Statement of Cash Flows

	As of December 31	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(339,815)	(273,477)
Adjustments to Reconcile Net Loss to Net Cash		
Provided by Operations		
Depreciation	14,869	245
Accounts Payable	128,873	55,297
Accounts Payable - Related Party	51,542	12,875
Accrued Liabilities	191,837	(11,293)
Inventory	(47,230)	(104,169)
Accounts Receivable	(119,241)	(14,685)
Accounts Receivable - Related Party	-	18,809
Total Adjustments to Reconcile Net Loss to Net Cash		
Provided by Operations	220,650	(42,921)
Net Cash Provided by (used in) Operating Activities	(119,165)	(316,398)
INVESTING ACTIVITIES		
Equipment	(72,633)	(9,914)
Furniture & Fixtures	-	(2,092)
Leasehold Improvements	(6,265)	(5,558)
Security Deposits	1,236	(8,659)
Net Cash Provided by (used by) Investing Activities	(77,662)	(26,223)
FINANCING ACTIVITIES		
Convertible Debt	175,000	-
PPP Loan	(15,938)	-
Capital Invested	70,000	350,000
Additional Paid in Capital	(32,355)	
Net Cash Provided by (used by) Financing Activities	196,707	350,000
Cash at the Beginning of the Period	9,854	2,475
Net Cash Increase (Decrease) for Period	(120)	7,379
Cash at End of Period	9,734	9,854

Statement of Changes in Shareholders' Equity

	Class A Voting # of Shares	Class B Voting # of Shares	Class C Non-Voting # of Shares	Shareholder Investments $ Amount	Additional Paid-In Capital	Accum Deficit	Total Equity
Beginning Balance as of 1/1/21	500,000	810,000	666,000	1,300,100	-	(1,275,926)	24,174
Sale of Units	-	70,000	77,000	350,000	-	-	350,000
Net Income (Loss)	-	-	-	-	-	(273,477)	(273,477)
Ending Balance as of 12/31/21	500,000	880,000	743,000	1,650,100	-	(1,549,403)	100,697
Sale of Units	-	14,000	263,000	70,000	-	-	70,000
Net Income (Loss)	-	-	-	-	-	(339,815)	(339,815)
Other	-	-	-	-	(32,355)	-	(32,355)
Ending Balance as of 12/31/22	500,000	894,000	1,006,000	1,720,100	(32,355)	(1,889,218)	(201,473)

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

MVP Kids Media, Inc. (the "Company") operated as an Arizona Limited Liability Company from July 2016 until September 1, 2022. It converted to a Delaware C Corp September 1, 2022 to effectively conduct a crowdfunding campaign under Regulation CF to raise operating capital. The Company has been formed to profitably create, produce, market, and distribute entertaintment and education materials through all types of media with the common purpose of helping raise Real MVPs through inspiring character development in kids.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting priniciples ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilties at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and Cash Equivalents include all cash balances, and highly liquied investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentration of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. The Company has experienced almost no returns, so does not recognize a liability for expected returns.

Concentration of Revenue

The Company had 3 customers accounting for 82%, 9%, and 0% in 2021 and 28%, 6%, and 38% in 2022

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Description	Total Cost	Acc Dep 1/1/21	2021 Depreciation	Acc Dep 12/31/21	2022 Depreciation	Acc Dep 12/31/22
Furniture & Office Equipment	3,318	163	245	408	664	1,072
Warehouse Equipment	74,598	-	-	-	10,781	10,781
Leasehold Improvements	11,822	-	-	-	2,364	2,364
Recording Studio Equipment	7,948	-	-	-	1,060	1,060

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

The Company does not have an equity-based incentive plan as of the date of these financial statements.

Income Taxes

Up until September, 2022, the Company was a pass-through entity, therefore any income tax expense or benefit is the responsibility of the Company's owners. As a Delaware C Corp, the Company had a net loss from September through December 2022, therefore no income tax expense has been accrued.

Capital Raising Costs

The Company incurred $32,355 of capital raising costs during 2022 in connection with its Regulation CF capital raise. Capital raising costs are recognized on the Company Statement of Financial Position as Additional Paid in Capital.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO has loaned the Company money on occasion to keep the Company moving forward. The net amount that the Company owed the CEO as of 12/31/21 was $12,875. The net amount that the Company owed the CEO as of 12/31/22 was $64,417.

The Company pays MVPK Intangible Properties, LLC a 6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products. MVPK Intangible Properties, LLC is a separate entity and is owned by many of the same shareholders as the Company. MVPK Intangible Properties, LLC has the same number of A and B Shares as the Company and in the same ratio as the Company's A and B Shareholders. The majority voting control of MVPK Intangible Properties, LLC is held by the CEO, Mel Sauder.

NOTE 4 - COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

See "Note 3 – Related Party" for Royalties.

The Company entered a 66-month lease for a new 3,100 square foot office and warehouse space in Chandler, Arizona effective January 2022 with a monthly lease payment of $0 for the first six months, $4,062 for the next twelve months, $4,164, $4,268, $4,375, and $4,484 for each subsequent twelve-month period.

NOTE 5 - DEBT

Loans -

In 2020, the Company received a $26,700 SBA loan with a 3.75% interest rate to be repaid on a monthly basis beginning October 2023 with a maturity date of May 2050. The remaining balance of this loan was $26,700 as of December 31, 2021 and December 31, 2022.

In 2020, The Company received $124,577 of Payroll Protection Plan funds, of which $76,253 were later deemed by the SBA to be non-forgivable. The interest rate on this debt is 1.0% with payments beginning during 2021 based on a 60-month maturity. The remaining balance of this loan was $73,271 as of December 31, 2021. The remaining balance of this loan was $57,334 as of December 31, 2022.

The Company received a convertible $125,000 bridge loan in April 2022 and an additional $50,000 convertible bridge loan in July 2022 from one of its shareholders. The April loan matures on January 1, 2024, with a 5% interest rate compounded monthly. It is convertible into future offerings with a 20% conversion premium, and if converted, will receive an additional 12,500 Class C common shares. The July loan matures January 1, 2024, with a 10% interest rate compounded monthly. It is convertible into future offerings with a 20% conversion premium.

Debt Principal Maturities Five Years Subsequent to 2022
2024 - $175,000
2025 - $57,334
Thereafter - $26,700

NOTE 6 - EQUITY

The Company has authorized 500,000 Class A Voting Common Shares. 500,000 Class A Voting Common Shares were issued and outstanding as of 2022. Class A Voting Common Shares have two votes per Share.

The Company has authorized 1,000,000 Class B Voting Common Shares. 894,000 Class B Voting Common Shares were issued and outstanding as of 2022. Class B Voting Common Shares have one vote per Share.

The Company has authorized 2,500,000 Class C Non-Voting Common Shares. 1,006,000 Class B Non-Voting Common Shares were issued and outstanding as of 2022. Class B Voting Common Shares are non-voting Shares.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15, 2023, the date these financial statements were available to be issued.

The Company is conducting a Regulation CF Crowdfunding Capital Campaign that is expected to end on April 18, 2023.

NOTE 8 - GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign, if necessary, a subsequent Regulation D capital campaign, and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Mel Sauder, Principal Executive Officer of MVP Kids Media, Inc, hereby certify that the financial statements of MVP Kids Media, Inc included in this Report are true and complete in all material respects.

Mel Sauder

President